UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6K

REPORT OF FORIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission file Number: 333-13878

CANWEST MEDIA INC.
(Translation of registrant’s name into English)

3100 CANWEST GLOBAL PLACE
WINNIPEG, MANITOBA
CANADA R3B3L7
(204) 956 2025
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 – F.

Form 20-F [X]  Form 40 -F []

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form
6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ________________.

Note:   Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANWEST MEDIA INC.

/s/ John E. Maguire
By:  JOHN E. MAGUIRE
Chief Financial Officer
Date:  March 23, 2009

EXHIBIT INDEX

Exhibit Number	Description

1	Canwest Global Communications Corp. Material Change Report dated March 20, 2009
2
Fourth Amendment Agreement to the Credit Agreement dated October 13, 2005, dated as of November 4, 2008, among Canwest Media Inc., as borrower, the guarantors from time to time party to the Credit Agreement, The Bank of Nova Scotia as administrative agent and the lenders from time to time party to the Credit Agreement.

3	Waiver Letter dated February 27, 2009
4	Waiver Amendment Letter dated March 4, 2009
5	Waiver Amendment Letter dated March 11, 2009